Execution Version

DEPOSITARY AGREEMENT

June 18, 2018

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario
M5J 2Y1

Attention: Michael Cagayat, Project Manager, Corporate Actions

Dear Sir:

Aurora Cannabis Inc. (“Aurora”) and MedReleaf Corp. (“MedReleaf”, and together with MedReleaf, the “Companies”) wish to engage Computershare Investor Services Inc. (“Computershare”) as depositary in connection with a proposed plan of arrangement (the “Arrangement”) involving the Companies under an agreement dated May 14, 2018, as amended by an amending agreement dated May 24, 2018 (the “Arrangement Agreement”).

The Arrangement will be conducted by way of a statutory plan of arrangement (the “Plan of Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario) (the “OBCA”). Pursuant to the Arrangement, Aurora will acquire all of the issued and outstanding common shares of MedReleaf (each a “MedReleaf Share”). In exchange, each registered holder of MedReleaf Shares (“MedReleaf Shareholders”), other than MedReleaf Shareholders who have properly exercised dissent rights in accordance with the Plan of Arrangement, will receive from Aurora 3.575 common shares (each an “Aurora Share”) of Aurora (the “Share Consideration”) and $0.000001 (the “Cash Consideration”, together with the Share Consideration the “Consideration”) for each MedReleaf Share (collectively, the “Consideration”). The aggregate number of Aurora Shares to be issued to any MedReleaf Shareholder will be rounded down to the nearest whole Aurora Share, as applicable, with no consideration being paid for the remaining fractional share. The aggregate Cash Consideration to be paid to any MedReleaf Shareholder will be rounded up to the nearest whole $0.01, as applicable. Certain MedReleaf Shareholders will also be entitled to elect to receive only the Share Consideration (and not to receive the Cash Consideration). The Consideration will also be payable in respect of each outstanding MedReleaf deferred share unit (each a “MedReleaf DSU”).

The Companies wish to confirm the terms of Computershare’s appointment as depositary under the Arrangement.

Terms used herein without definition but with initial capital letters have the same meaning herein as in the Arrangement Agreement. Any reference herein to the Arrangement Agreement includes any amendment or modification thereof.

1.     Appointment

1.1     Computershare is hereby appointed to act as depositary, and Computershare accepts such appointment in accordance with the terms and conditions of this agreement (the “Agreement”).

1.2     Computershare is to satisfy the oral or written requests of brokers, bankers and other persons for copies of the MedReleaf letter of transmittal (the “Letter of Transmittal”). The Companies will supply Computershare with sufficient copies of the Letter of Transmittal for this purpose. Computershare is not authorized to offer, or to pay, any concessions or commissions to brokers, bankers or other persons, except as expressly provided in this Agreement, or to engage or request any persons to solicit deposits.

1.3     After the sixth (6th) month anniversary of the effective date of the Arrangement (the “Effective Date”), Computershare will mail to each registered MedReleaf Shareholder who has not deposited MedReleaf Shares under the Arrangement at the time of such mailing (a) a letter from Aurora reminding the MedReleaf Shareholder of the Arrangement, (b) a revised Letter of Transmittal and (c) a self-addressed envelope for use by such MedReleaf Shareholder (collectively, the “Reminder Notice”). TheReminder Notice will be sent by first class mail to the address of the MedReleaf Shareholder as shown on the register of MedReleaf Shareholders maintained by the transfer agent for the MedReleaf Shares. Upon the request of Computershare, Aurora will prepare and deliver to Computershare the form of reminder letter and Letter of Transmittal for use in the Reminder Notice.

2.     Deposit of MedReleaf Shares

2.1     Computershare is hereby authorized to accept certificates and, if applicable, Direct Registration Advices (“DRS Advices”), for MedReleaf Shares which are deposited to Computershare and to hold same upon the terms and conditions set forth herein. In doing so, Computershare will ascertain that all deposits of MedReleaf Shares under the Arrangement are accompanied by a signed and completed Letter of Transmittal, with signatures guaranteed, as applicable, the certificate(s) representing such MedReleaf Shares and all other documents that may be required to give Aurora good title to the MedReleaf Shares so deposited. References to certificates for MedReleaf Shares herein include DRS Advices.

2.2     Computershare will be entitled to treat as issued and outstanding the MedReleaf Shares represented by any certificate for MedReleaf Shares deposited under the Arrangement, if the name on such certificate conforms to the name of a registered MedReleaf Shareholder as it appears on the register of MedReleaf Shareholders maintained by the transfer agent for the MedReleaf Shares.

2.3     Computershare will direct any holder of MedReleaf Shares whose certificate for MedReleaf Shares has been lost, stolen or destroyed to submit a Letter of Transmittal completed to the best of their ability and to submit a letter describing the loss, theft or destruction. Computershare will supply a declaration of loss and indemnity bond in the forms supplied by the Companies as applicable, or the Companies will otherwise inform Computershare of the requirements to be communicated to any holder of MedReleaf Shares inquiring as to the procedures to be followed to obtain a replacement certificate for a certificate lost, stolen or destroyed and instruct such holder to properly complete such documents.

2.4     Holders of MedReleaf Legacy Options (the “Legacy Optionholders”) who conditionally exercise such MedReleaf Legacy Options in connection with the Arrangement will be required to deposit a Letter of Transmittal with Computershare under the Plan of Arrangement in respect of the MedReleaf Shares issuable upon such conditional exercise, but will not be required to deposit share certificates representing the MedReleaf Shares issued upon such conditional exercise.

2.5     All Letters of Transmittal will be dated and time stamped by Computershare when received in duly completed form (together with all other required documentation including share certificates, except as provided for in Section 2.4, representing the MedReleaf Shares).

2.6     The Companies hereby agree to the use of the Automated Tender Offer Program (“ATOP”) currently utilized by The Depository Trust Company (“DTC”) and its Participants. It is hereby understood and agreed by the Companies that the use of ATOP requires that Computershare execute an online Letter of Agreement with DTC. The Companies hereby authorize and direct Computershare to execute the Letter of Agreement online with DTC.

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2.7     The Companies acknowledge and accept that the delivery by DTC of an Agent's Message (in accordance with the provisions of the ATOP Agents Procedures) to Computershare will satisfy the terms of the Arrangement as to the execution and delivery of a Letter of Transmittal by the Participant identified in such Agent's Message, without such Participant physically completing and surrendering such Letter of Transmittal.

2.8     The Companies hereby authorize and direct Computershare to use the clearing and settlement system (“CDSX”) currently utilized by CDS Clearing and Depository Services Inc. (“CDS”) and its Participants.

2.9     The Companies acknowledge and accept the use of CDSX by a Participant of CDS (in accordance with the provisions of the CDS Participant Rules) will satisfy the terms of the Arrangement as to the execution and delivery of a Letter of Transmittal by the Participant, without such Participant physically completing and surrendering such Letter of Transmittal

3.     Improper Deposits

3.1     If a Letter of Transmittal or other required document has been improperly completed or signed, or the certificate(s) representing MedReleaf Shares accompanying a Letter of Transmittal are not in proper form for deposit under the Arrangement, or some other irregularity in connection with a deposit exists, Computershare will make reasonable efforts to contact such holder of MedReleaf Shares to cause such irregularity to be corrected.

3.2     If Computershare has any doubt whether any MedReleaf Shares have been properly deposited under the Arrangement, Computershare will seek the advice of Aurora’s legal counsel, McMillan LLP, as to the acceptability of the deposit. If reasonable efforts to correct an improper deposit prove to be unsuccessful, Computershare will seek the advice of such legal counsel with respect to the procedures to be followed. Computershare will reject any deposit if, in the opinion of Aurora’s legal counsel, McMillan LLP, the deposit has been made improperly and Computershare will take such action as directed to by such legal counsel.

3.3     Notwithstanding any other provision of this Agreement, in the case of the loss, theft or destruction of a certificate for MedReleaf Shares, the holder of such certificate must deliver to Aurora and Computershare (a) evidence satisfactory to Aurora and Computershare of the loss, theft or destruction of such certificate and (b) an indemnity bond satisfactory to Aurora and Computershare, before such MedReleaf Shares will be considered properly deposited under the Arrangement.

3.4     Subject to Section 3.3 above, Aurora will have full discretion to determine whether any type of deposit is complete and proper and Aurora has the absolute right to determine whether to accept or reject any category of deposit not in proper form.

4.     Payment

4.1     For properly deposited MedReleaf Shares (other than MedReleaf Shares held by Dissenting Holders) received by Computershare prior to the Effective Date, as well as the MedReleaf DSU’s that are outstanding on the Effective Date. Computershare will, as soon as practicable (but in any event no later than three business days following the Effective Date) following its receipt of (i) the aggregate amount of Cash Consideration to be paid by Aurora pursuant to the Arrangement by wire transfer in accordance with the wire transfer instructions provided by Computershare to Aurora at least two Business Days prior to the Effective Date, or such other arrangements for the provision of funds as may be agreeable to Computershare, (ii) properly executed treasury directions in respect of the Aurora Shares to be issued under the Arrangement in accordance with Section 4.2, and (iii) a written notice from the Companies that the Effective Time has occurred, arrange for the delivery of the Consideration in exchange for the MedReleaf Shares and MedReleaf DSU’s, less any amounts deducted or withheld pursuant to the Plan of Arrangement, by first class mail to the holder of such deposited MedReleaf Shares or such MedReleaf  DSU’s, in accordance with the terms and conditions of the Plan of Arrangement and, as applicable, the instructions in the Letters of Transmittal. Computershare will not arrange for payment of the MedReleaf Shares until the certificate(s) (as applicable), Letters of Transmittal and all required documents are received by Computershare unless Computershare is otherwise instructed in writing by the Companies. Thereafter, for deposits of MedReleaf Shares received by Computershare on or after the Effective Date, payment will be made as soon as practicable (but in any event within five business days of such deposit).

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4.2     On or prior to the Effective Date, Aurora will issue one or more treasury directions to Computershare as transfer agent, to issue the Aurora Shares payable as the aggregate Share Consideration to be registered in the name of Computershare, in trust for the MedReleaf Shareholders entitled to receive Share Consideration, as well as a treasury direction to Computershare, as transfer agent, to issue Aurora shares payable in consideration for the MedReleaf DSU’s to be registered as directed by MedReleaf. Promptly following the Effective Time, the Companies will provide written notice to Computershare that the Effective Time has occurred.

4.3     If the Companies determine and advise Computershare in writing that delivery by mail may be delayed, Computershare will make arrangements for MedReleaf Shareholders to take delivery of the Share Consideration at Computershare’s offices at which the MedReleaf Shares were deposited until the Companies determine that delivery by mail will no longer be delayed. Any additional costs associated therewith will be paid by the Companies.

4.4     In the event of a transfer of ownership of MedReleaf Shares which is not registered in the transfer records of MedReleaf, a certificate/DRS representing the proper share payment will be delivered to a transferee if the certificate representing such MedReleaf Shares is presented to Computershare, accompanied by all documents and instruments required to evidence and effect such transfer.

4.5     All of the issued and outstanding MedReleaf Shares under the terms of the Arrangement are to be transferred to and registered in the name of Aurora as of the Effective Date.

4.6     Until deposited as described above, each certificate which immediately prior to the Effective Date represented outstanding MedReleaf Shares will be deemed at any time after the Effective Date, subject to the terms of the Arrangement Agreement and the Plan of Arrangement, to represent only the right to receive upon such deposit, the share payment of Aurora shares, which such MedReleaf Shareholder is entitled to receive pursuant to the Arrangement in exchange for the MedReleaf Shares.

4.7     Notwithstanding the foregoing, in accordance with the Plan of Arrangement but subject to any applicable unclaimed property laws, any certificates formerly representing MedReleaf Shares that have not been duly deposited to Computershare with all other documents as required by the Arrangement on or before the day that is six (6) years less one day from the Effective Date, will cease to represent claim or interest of any kind or nature, including a claim for dividends or other distributions, against Aurora or the Depositary by a former MedReleaf Shareholder. Upon receipt by Computershare on or before the day that is six (6) years less one day from the Effective Date of a written request from Aurora (the “Written Request”), Computershare will return to Aurora the Aurora MedReleaf Shares held by Computershare at such time in respect of such former MedReleaf Shareholders. Unless otherwise advised in writing, Computershare will continue to make payment for deposits of MedReleaf Shares received by Computershare up to and including the date that Computershare receives the Written Request.

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5.     Placement of Amount Held

5.1     The funds initially delivered to Computershare pursuant to Section 4.1 hereunder, less any amounts paid pursuant to this Agreement (collectively, the “Amount Held”), shall be held in an account of Computershare designated in the name of Aurora.

5.2      Until paid out in accordance with this Agreement, the Amount Held shall be kept segregated in Computershare’s records and shall be deposited in one or more trust accounts to be maintained by Computershare in Computershare’s name at one or more banks listed in Schedule “B” to this Agreement (each such bank, an “Approved Bank”).

All amounts held by Computershare pursuant to this Agreement shall be held by Computershare for Aurora. The amounts held by Computershare pursuant to this Agreement are at the sole risk of Aurora and, without limiting the generality of the foregoing, Computershare shall have no responsibility or liability for any diminution of the Amount Held which may result from any deposit made with an Approved Bank pursuant to this Section 5.2, including any losses resulting from a default by the Approved Bank. Aurora acknowledges and agrees that Computershare acts prudently in depositing the Amount Held at any Approved Bank, and that Computershare is not required to make any further inquiries in respect of any such bank.

At any time and from time to time, Aurora shall be entitled to direct Computershare by written notice (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Amount Held that may then be deposited with any Approved Bank specified in the notice. With respect to any withdrawal notice, Computershare will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and Aurora acknowledges and agrees that such specified amount remains at the sole risk of the Aurora prior to and after such withdrawal.

5.3     Computershare does not have any interest in the Amount Held but is serving as depositary only and is not a debtor of Aurora in respect of the Amount Held.

6.     Return of Deposited MedReleaf Shares

If the Companies give Computershare a joint written notice that the Arrangement will not be completed, Computershare will arrange, as soon as practicable after receipt of such written notice, for the return of deposited certificates for MedReleaf Shares to the presenter or depositor of such certificates by registered mail to the name and address provided in the Letter of Transmittal of such presenter or depositor.

7.     Notices

Any demand, notice or communication required or contemplated by this Agreement will be in writing and sent by personal delivery, courier, mail or electronic mail addressed to Aurora or MedReleaf as indicated below, and to Computershare as indicated in the heading of this Agreement or to an email address, or to such other address, individual or an email address as may be designated by notice provided by any party to the others. In the event of actual or anticipated postal disruption, courier service personal delivery or electronic mail will be used. Any demand, notice or other communication will be deemed conclusively to have been received by the addressee (i) if sent by mail, five (5) business days after posting; (ii) if sent by courier service or personal delivery, upon actual delivery; and (iii) if sent by electronic mail, upon the same business day if given during the ordinary business hours of the addressee, or the next following business day if given outside of such hours.

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If to Aurora:

Aurora Cannabis Inc.
Suite 900, 510 Seymour Street
Vancouver, BC V6B 1V5

Attention:	Terry Booth, Chief Executive Officer
Email:	terry@auroramj.com

with a copy (which will not constitute notice) to:

Attention:	Jillian Swainson, General Counsel
Email:	jill@auroramj.com

and

McMillan LLP
1500 – 1055 West Georgia Street
Vancouver, BC V6E 4N7

Attention:	Desmond Balakrishnan / Cory Kent
Email:	desmond.balakrishnan@mcmillan.ca / cory.kent@mcmillan.ca

If to MedReleaf:

MedReleaf Corp.
3800 – 200 Bay Street
Toronto, ON M5J 2Z4

Attention:	Neil J. Closner, Chief Executive Officer
Email:	NClosner@medreleaf.com

with a copy (which will not constitute notice) to:

Stikeman Elliot LLP
5300 Commerce Court West
199 Bay Street
Toronto Ontario M5L 1B9

Attention:	Stewart Sutcliffe / Sean Vanderpol
Email:	ssutcliffe@stikeman.com / svanderpol@stikeman.com

8.     Fees

Computershare’s fees for acting hereunder will be those set forth in Schedule “A” attached hereto. The Companies will each pay one-half of Computershare’s fees and reasonable out-of-pocket expenses in connection with Computershare’s duties hereunder (including, without limitation, overtime expenses, postage, courier, long distance calls, G.S.T., P.S.T., H.S.T., mailing insurance, photocopying, and expert consultant and counsel fees and disbursements). All fees and out-of pocket expenses will be paid by the Companies within thirty (30) days from the date of invoice and the Companies acknowledge that late payment may be subject to interest charges as indicated on the invoice. The Companies acknowledge and agree that Computershare’s fees are confidential information. As such, the Companies agree not to disclose any such fees to any third party without Computershare’s prior written consent, save and except for disclosure (a) to the Companies’ professional advisors, held to strict confidence; and (b) as required or otherwise compelled by law.

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9.     Liability and Indemnity

9.1     Computershare will not be liable for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses caused by its bad faith, wilful misconduct or gross negligence.

9.2     The Companies jointly and severally indemnify and hold harmless Computershare, its affiliates, successors and permitted assigns, and its and their respective current and former directors, officers and employees, from and against any and all claims, demands, assessments, interest, penalties, actions, suits, proceedings, liabilities, losses, damages, costs and expenses (including, without limiting the foregoing, consultant fees and counsel fees and disbursements on a solicitor and client basis), arising from or in connection with this Agreement, except, subject to Section 9.4, where same results from bad faith, willful misconduct or gross negligence on the part of Computershare.

9.3     Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, Computershare will not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

9.4     Notwithstanding any other provision of this Agreement, Computershare’s liability will be limited, in the aggregate, to the amount of fees jointly paid by the Companies to Computershare under this Agreement in the twelve (12) months immediately prior to Computershare receiving the first notice of claim.

9.5     In the event of any claim, action or proceeding brought or commenced against Computershare, Computershare will notify the Companies promptly after Computershare has received written assertion of such claim or will have been served with a summons or other legal process, giving information as to the nature and basis of the claim, action or proceeding. The Companies will undertake the investigation and defence of any such claim, action or proceeding and Computershare will have the right to retain other counsel, at Computershare’s own expense, to act on Computershare’s behalf, provided that, if Computershare reasonably determines that a conflict of interest or other circumstances wherein Computershare’s best interests would not be adequately represented exist that make representation by counsel chosen by the Companies not advisable, the fees and disbursements of such other counsel will be paid by the Companies.

9.6     The provisions of this Section 9 will survive indefinitely, including the termination of this Agreement.

9.7     Computershare will retain the right not to act and will not be liable for refusing to act under this Agreement if, due to a lack of information or for any other reason whatsoever, Computershare, in Computershare’s sole judgment, determines that such act might cause Computershare to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should Computershare, in Computershare’s sole judgment, determine at any time that Computershare’s acting under this Agreement has resulted in Computershare being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then Computershare will have the right to resign on 10 days written notice to the Companies, provided (a) that Computershare’s written notice will describe the circumstances of such non-compliance; and (b) that if such circumstances are rectified to Computershare’s satisfaction within such 10 day period, then such resignation will not be effective.

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10.     Tax

10.1     The Companies will be solely responsible for all tax processing relating to or arising from the duties or actions contemplated by this Agreement, including evaluation, reporting, remittance, filing, and issuance of tax slips, summaries and reports, except as is specifically delegated to Computershare pursuant to this Agreement or as may be agreed subsequently, as confirmed in writing by the parties.

10.2     Computershare will process only such tax matters as have been specifically delegated to Computershare pursuant to this Agreement or as may be agreed subsequently, and, in so doing, Computershare does not undertake to carry out any inquiry, evaluation, reporting, remittance, filing or issuance of tax slips, summaries and reports necessarily incidental thereto, which will remain the sole responsibility of the Companies. Computershare will be entitled to rely upon and assume, without further inquiry or verification, the accuracy and completeness of any tax processing information, documentation or instructions received by Computershare, directly or indirectly, from or on behalf of the Companies. It is agreed that any such direction must be supplied to Computershare prior to processing any deposits of the MedReleaf Shares.

11.     Termination

11.1     Computershare or the Companies (acting jointly) may terminate this Agreement for any reason whatsoever upon thirty (30) days written notice to the other parties or such other shorter period as the parties may agree to in writing. In the event of any termination pursuant to this Section 11.1, all cash and other payments, and all other property then held by Computershare hereunder, shall be delivered by Computershare to any successor depositary appointed by the Companies (provided, that the Companies notify Computershare of the name and address of such successor and provide any other necessary information) or as otherwise designated in writing by the Companies. Notwithstanding anything to the contrary herein, following the Effective Date, any determination, instruction or notification required to be made by the Companies under this Section 11.1 may be made solely by Aurora.

11.2      This Agreement will automatically terminate upon the earlier of (i) all of the consideration being distributed in accordance with the provisions hereof, or (ii) three months after the sixth anniversary of the Effective Date.

12.      General

12.1     In acting as depositary, Computershare:

(a)     will have no duties or obligations other than those set forth herein or as may subsequently be agreed to by Computershare and the Companies;

(b)     will have no obligation to make payment for any deposited MedReleaf Shares unless Computershare will have been provided the necessary funds in advance to pay in full all amounts due and payable with respect thereto;

(c)     will not be obliged to take any legal action that might in Computershare’s judgment involve any expense or liability unless Computershare will have been furnished with reasonable funding and indemnity;

(d)     may consult counsel satisfactory to Computershare (including Aurora’s counsel) at the Companies’ expense and the advice or opinion of such counsel will be full and complete authorization or protection in respect of any action or omission taken by Computershare thereunder, in good faith, in accordance with the advice or opinion of such counsel;

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(e)     will not be called upon at any time to advise any person depositing or considering depositing MedReleaf Shares under the terms of the Arrangement as to the wisdom in making such deposit or as to the increase or decrease in the market value of the MedReleaf Shares; and

(f)     may rely upon any instruction, instrument, certificate, report or paper believed by Computershare to be genuine and to have been signed or presented by the proper person(s) and Computershare will be under no duty to make any investigation or inquiry as to any signature or statement contained therein, but may accept the same as having been properly given and as conclusive evidence of the truth and accuracy of any statements therein contained.

12.2     It is agreed that, except as expressly stated to the contrary in the MedReleaf circular concerning the arrangement (together with the Letter of Transmittal, the “Meeting Materials”) or in the Arrangement Agreement, Computershare and the Companies will treat all MedReleaf Shareholders in the same manner and will not provide preferential treatment to any MedReleaf Shareholder or MedReleaf Shareholders in connection with deposits, deficiency of such deposits, and payment.

12.3     This Agreement will not be assigned by any of the parties hereto without the prior written consent of the other parties.

12.4     This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

12.5     This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

12.6     This Agreement may be signed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

12.7     Time will be of the essence of this Agreement.

12.8     All dollar references in this Agreement are in Canadian dollars unless otherwise noted.

12.9     Any inconsistency between this Agreement and the Meeting Materials, as they may from time to time be amended, will be resolved in favour of the latter, except with respect to the duties, liabilities and indemnifications of Computershare as depositary, which will be resolved in favour of this Agreement.

12.10     No modification of or amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties hereto. This Agreement and the schedules attached hereto represent the entire Agreement between the parties with respect to the subject matter hereof.

12.11     The use of headings and division of sections and paragraphs is for convenience of reference only and does not affect the construction or interpretation of the Agreement.

12.12     Computershare will not be liable, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement will be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

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12.13     The Companies hereby represent that any account to be opened by Computershare, and any money, securities or other assets to be held by Computershare, in connection with this Agreement, for or to the credit of the Companies, are not intended to be used by or on behalf of any party other than the Companies.

12.14     The parties hereto confirm that it is their wish that this Agreement as well as all other documents relating hereto, including notices, have been and will be drawn up in English. Les parties aux pr´sentes confirment leur consentement à ce que cette convention de même que tous les documents, ainsi que tout avis s'y rattachant, soient r´dig´s en anglais.

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Kindly indicate Computershare’s acceptance of the terms of this letter by signing and returning to the Companies the duplicate hereof, in which case this letter will form an Agreement between us.

AURORA CANNABIS INC.

Per:	“Terry Booth”
Name: Terry Booth
Title: CEO

MEDRELEAF CORP.

Per:	“Lloyd Segal”
Name: Lloyd Segal
Title: Chairman

Accepted and agreed to as of the 18 day of June, 2018.

COMPUTERSHARE INVESTOR SERVICES INC.

Per:	“Michael Cagayat”
Authorized Signatory

Per:	“Eamon O’Leary”
Authorized Signatory

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SCHEDULE “A”

AURORA CANNABIS INC.
PLAN OF ARRANGEMENT

[Redacted]

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[Redacted]

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SCHEDULE “B”

APPROVED BANKS

Bank	Relevant S&P Issuer Credit Rating (as at June 1, 2018)
ANZ Banking Group	AA-
Bank of America NA	A+
Bank of Montreal	A+
The Bank of Nova Scotia	A+
Bank of Scotland	A+
Bank of Tokyo-Mitsubishi UFJ	A
BNP Paribas	A
Canadian Imperial Bank of Commerce	A+
Citibank NA	A+
HSBC Bank of Canada	AA-
National Australia Bank Limited	AA-
National Bank of Canada	A
Royal Bank of Canada	AA-
Societe Generale (Canada Branch)	A
The Toronto-Dominion Bank	AA-

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